Exhibit 99.1

DHT Holdings Board Unanimously Rejects Unsolicited Proposal from Frontline Ltd.

HAMILTON, BERMUDA, February 5, 2017 - DHT Holdings, Inc. (NYSE: DHT) today announced that its Board of Directors has unanimously rejected Frontline Ltd.’s (NYSE/OSE: FRO) unsolicited, non-binding, highly conditional proposal to acquire all of the outstanding shares of common stock in DHT for a per-share consideration of 0.725 Frontline shares.

After a comprehensive review, conducted in consultation with its financial and legal advisors, the DHT Board concluded that the Frontline proposal is wholly inadequate and not in the best interests of DHT or its shareholders.

“We believe that Frontline’s proposal substantially undervalues our company and represents an opportunistic attempt to acquire DHT at a low point in the cycle,” said Erik Lind, Chairman of DHT.  “We are confident that DHT will generate significantly more value to shareholders as an independent company than the prospects afforded by this proposal.”

In making its determination, the DHT Board considered, among other things, that:

●	The execution of DHT’s strategic plan will continue to drive significant and sustainable value for DHT shareholders; and

●	The Frontline proposal would not properly value DHT’s contribution to a combined company and would result in unacceptable dilution to DHT’s shareholders.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

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